AEM SPA

07024024

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/138/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 28, 2007

SUPPL

RECEIVED MAY 31 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 210

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

Encl.

dw 6/5

AEM SPA

PRESS RELEASE

AEM Spa on the news about the ongoing negotiations with ASM Spa Brescia

Milan, 25 May 2007. With reference to the news circulating today about the negotiations between AEM of Milan and ASM of Brescia, AEM Spa would point out:

- that some of the allegations reported are incorrect;
- that the negotiations are by no means complete, and that the process is subject to the confidentiality obligations deriving not only from the CONSOB regulations but also from the confidentiality agreement signed by all the parties to ensure symmetry of information and to avoid any market turbulence.

For further information:

Media Relations - AEM S.p.A.– Biagio Longo Tel. 027720.4582/3487775161
Investor Relations - AEM S.p.A. Tel. 027720.3879 ir@aem.it
www.aem.it

AEM SPA

PRESS RELEASE

Milan, 28 May 2007 – With regard to today's search carried out by the Guardia di Finanza (Financial Police) in AEM's offices, regarding an investigation on the alleged fraud in the measurement systems for the transport of natural gas, that does not in any case affect the measurements relating to the final consumer's bills, AEM is confident that in the course of the investigations opened by the Procura della Repubblica (Public Prosecutor's Office) of Milan the fairness of the Group's conduct will be ascertained and its lack of connection to the subject of the investigation itself.

For the AEM Group, the companies "AEM Energia" and "AEM Gas" are subject to investigation and, consequently, their respective legal representatives as well as, obviously, the legal representative of the parent company.

For further information:
Media and Territory – Press Office AEM S.p.A. (Biagio Longo Tel. 02 7720.4582/3487775161)
Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it
www.aem.it

AEM SPA

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/136/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 28, 2007

SEC MAIL PROCESSING SECTION RECEIVED MAY 31 2007 WASH. D.C. 210

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the extraordinary assembly.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 6/2003

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF EXTRAORDINARY ASSEMBLY

The shareholders are hereby convoked for the extraordinary assembly, which will be held at "Casa dell'Energia", Piazza Po n. 3, Milan, on 28th June 2007, at 11.00 am, for the first convocation, and if necessary, on 29th June 2007 for the second convocation, at the same time and place, in order to discuss and resolve the following

AGENDA

1. Adjustment of the Company's by-laws to the dispositions of Law n. 262 of 28th December 2005 subsequently modified by Legislative Decree n. 303 of 29th December 2006.

Pursuant to article 14 of the by-laws shareholders which have deposited at the Company their communication from the broker in accordance with article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Copy of the above mentioned communication is made available to shareholders by the brokers in compliance with article 34-*bis* of the Consob Regulations n. 11768/1998 and subsequent modifications and integrations.

END

For fifteen days prior to the meeting the Directors' Report on the single point forseen in the agenda will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli